SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. ___)*

                       The Langer Biomechanics Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.02 par value
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                         (Title of Class of Securities)

                                    515707107
                                   -----------
                                 (CUSIP Number)

Andrew H. Meyers                                     Lawrence M. Levinson, Esq.
31 The Birches                                       Herrick, Feinstein LLP
Roslyn Estates, NY 11576                             2 Park Avenue
(516) 481-9178                                       New York, NY 10016
                                                    (212) 592-1400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 28, 2000
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

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*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 515707107              13D
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     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           OrthoStrategies, Inc.
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [X]
                                                          (b)  [_]
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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS*
         OO
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [_]
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
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                       7    SOLE VOTING POWER
                            None
                      ----------------------------------------------------------
    NUMBER OF          8    SHARED VOTING POWER
     SHARES                 None
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER
    REPORTING               None
   PERSON WITH       ----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            None
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None (1)


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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                            [_]
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
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     14  TYPE OF REPORTING PERSON*

         CO
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(1)   Excludes  1,355,606  shares,  of  which  OrthoStrategies,  Inc.  disclaims beneficial ownership, owned by other parties to a certain Shareholders Agreement. See Item 6 for a description of the Shareholders Agreement.

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!*

Item 1. Security and Issuer

      This statement relates to the common stock, par value $.02 per share, of The Langer Biomechanics Group, Inc., a New York corporation (the "Issuer"). The address of the Issuer is 450 Commack Road, Deer Park, NY 11729.

Item 2. Identity and Background

      (a) This schedule is being filed on behalf of OrthoStrategies, Inc., a New York corporation ("OrthoStrategies"). Andrew H. Meyers is the sole shareholder, officer and director of OrthoStrategies.

      (b) The business address of OrthoStrategies and Mr. Meyers is 31 The Birches, Roslyn Estates, NY 11576.

      (c) OrthoStrategies was founded by Mr. Meyers to pursue an acquisition of one or more companies engaged in the manufacture of orthotic and prosthetic devices for persons afflicted with musculoskeletal disorders or injuries. As the sole officer and director of OrthoStrategies, Mr. Meyers is also engaged in such business.

      (d)-(e) During the last five years, neither OrthoStrategies nor Mr. Meyers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Neither OrthoStrategies nor Mr. Meyers has purchased any securities of the Issuer to date. OrthoStrategies is filing this schedule, because it became a member of a group (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) upon its execution of that certain shareholders agreement, dated December 28, 2000, by and among OrthoStrategies, the Issuer, certain shareholders of the Issuer (the "Shareholders") and OrthoStrategies Acquisition Corp. (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, as an inducement to OrthoStrategies to enter into an agreement to cause the purchaser to effect a cash tender offer for up to 75% of the issued and outstanding shares of common stock of the Issuer (the "Offer Agreement"), the Shareholders covenanted to vote in a certain manner the shares of the Issuer's common stock owned by such Shareholder. The Offer Agreement was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2001. See Item 6 for a more detailed description of the Shareholders' Agreement.

Item 4. Purpose of Transaction.

      OrthoStrategies intends to cause the purchaser to effect a tender offer, scheduled to commence on January 10, 2001, for up to 1,959,886 shares (75%) of the Issuer's issued and outstanding common stock at a purchase price of $1.525 per share. The voting arrangements in the Shareholders Agreement, as described in Item 6 below, are intended to support OrthoStrategies' efforts to consummate the tender offer.

Item 5. Interest in Securities of the Issuer

      Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

      Pursuant to the terms of the Shareholders Agreement, each Shareholder has agreed to tender to the purchaser, in the tender offer, all shares of the Issuer's common stock owned by such Shareholder (the "Subject Shares"). In addition, each Shareholder covenants that at any meeting of shareholders of the Issuer or in any other circumstances upon which the Shareholders' vote, consent or approval is sought, such Shareholder shall (or shall cause the record holder of his or its Subject Shares) vote or cause to be voted his or its Subject Shares against any (a) amendment of the Issuer's Certificate of Incorporation or by-laws, which amendment would be reasonably likely to impede, frustrate, prevent or nullify the tender offer by OrthoStrategies or change in any manner the voting rights of any class of the Issuer's common stock, (b) action that would cause the Issuer to breach any representation, warranty or covenant of the Offer Agreement or (c) action to elect to the Issuer's Board of Directors anyone other than the designees of OrthoStrategies or replacements of existing
Directors. Each Shareholder has also agreed not to, subject to certain exceptions, during the period commencing on December 28, 2000 and ending on the earlier of (a) the purchase of the Subject Shares by OrthoStrategies and (b) March 31, 2001, (i) sell, transfer, give, pledge, assign or otherwise dispose of (each, a "Transfer") any or all of the Subject Shares or any options or warrants owned by such Shareholder (collectively, "Options") or any interest therein or enter into any contract, option or other arrangement with respect to the Transfer of the Subject Shares or Options or (ii) enter into any voting arrangement in respect of the Subject Shares and shares issuable upon exercise of the Options.

Item 7. Materials to be Filed as Exhibits.

      1. Shareholders Agreement dated as of December 28, 2000, by and among OrthoStrategies, Inc., OrthoStrategies Acquisition Corp., The Langer Biomechanics Group, Inc. and Certain Shareholders of The Langer Biomechanics Group, Inc.

      2. Tender Offer Agreement, dated as of December 28, 2000, by and among OrthoStrategies, Inc., The Langer Biomechanics Group, Inc. and OrthoStrategies Acquisition Corp. (Exhibit 10.1 to the Current Report on Form 8-K of The Langer Biomechanics Group, Inc. as filed with the Securities and Exchange Commission on January 5, 2001)

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2001                              OrthoStrategies, Inc.
-------------------------
Date

                                             By: /s/ Andrew H.   Meyers
                                                ------------------------
                                                     Andrew H. Meyers
                                                     President